Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES BIO-DIESEL LETTER OF INTENT WITH CIELO

Toronto, Ontario – June 10th, 2013 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, is pleased to announce the signing of a Letter of Intent (the “LOI”) with Cielo Gold Corp. (CNSX: CMC) to purchase certain assets that include the Blue Horizon Bio-Diesel Fuel demonstration plant and related intellectual property (the “Bio-Diesel Assets”), that are now producing renewable green diesel fuel from municipal solid waste, with industry leading quality.

Under terms of the LOI, Northcore will purchase the Bio-Diesel Assets in exchange for the issue of common shares of Northcore equivalent to a 48% ownership position in Northcore.  Northcore will receive a 50% share of the profits resulting from commercialization of the Renewable-Diesel Assets, which include new production plants that will be financed by Cielo.

Closing of the transaction is subject to the completion of a definitive asset purchase agreement and related due diligence, execution of closing documentation, plus applicable TSX, regulatory and shareholder approvals. Northcore has called a shareholder meeting on July 23, 2013 to approve the proposed transaction.

The President of Blue Horizon Bio-Diesel, Mr. Don Allan, has been appointed as CEO of Northcore and to its Board of Directors.

“The quality of our renewable-diesel has exceeded original expectations. We are clearly focused on building value for shareholders, through the business growth potential of our innovation as the first high quality renewable-diesel producer in Canada,” said Don Allan, CEO of Northcore Technologies.

“We have a long history of developing best-in-class technology and see the benefit of positioning within the CleanTech sector for sustainable growth. We welcome the leadership of Don Allan and look forward to the commercial benefits of our technology licensing agreement with Cielo,” said Chris Bulger, Chairman of Northcore Techologies.

About Blue Horizon Bio-Diesel

Blue Horizon Bio-Diesel is committed to serving the increasing demand for a cleaner renewable fuel, which has been created in part by government mandated use of renewable fuel in Canada.  The company’s Cleantech innovation is capable of producing a cleaner renewable fuel and creating a legacy towards environmentally friendly clean energy renewable resources.  Blue Horizon Bio-Diesel has completed the building of a demonstration plant in Red Deer, Alberta that refines a green diesel by combining used motor oil and municipal solid wastes. The company is working towards building a larger plant that produces high-quality, ultra-low sulphur, high-cetane renewable diesel fuel, to become the first continuous reclaimed petroleum and cellulose processing facility in Canada.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. The company offers award-winning, multi-patented technology to support customers throughout the entire asset lifecycle. Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com